Mail Stop 0407
      						March 15, 2005

Via U.S. Mail and Fax (404) 261-9607

Mr. Robert S. Prather, Jr.
President and Chief Executive Officer
Bull Run Corporation
4370 Peachtree Road,
Atlanta, GA 30319

	RE:	Bull Run Corporation
      Form 10-K for the fiscal year ended August 31, 2004
		Form 10-Q for the period ended November 30, 2004
		File No. 0-9385

Dear Mr. Prather:

      We have reviewed your supplemental response letter dated February 23, 2005 as well as the above referenced filings and have the following additional comments. As noted in our comment letter dated February 1, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Bull Run Corporation
March 15, 2005



Form 10-K for the year ended August 31, 2004

1. Please refer to the information provided under the fourth paragraph of your response to comment 7, in which you indicate how overall assessment for reasonableness of results of impairment testing was done. Tell us why you believe that you should exclude long term debt when you calculate the fair value and carrying value of the net assets of the Company. Also, it is unclear how you determined the market value of the company`s common stock if you stated in the first paragraph that there are no quoted market prices available. We may have additional comments after review of your response.

Revenue Recognition and Rights Fee Expenses, page 39

2. Please refer to the responses to comments no. 8 and 9. In future filings please expand the disclosure in the note to include all relevant information that you have provided in the responses.

Goodwill and other Long-Lived Assets, page 41

3. We have reviewed your response to comment no. 11 and we believe that the customer relationships should be amortized based on the contractual provisions. Tell us how the 16-year average life uses to amortize the customer relationships compare with the contractual life. Further, tell us why you believe your accounting basis for amortizing the customer relationships over a 16-year average life meets the requirements of paragraph 11 of SFAS no. 142.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.  You may contact Gopal Dharia, Staff Accountant, at
(202)
942-1973 or Ivette Leon, Senior Staff Accountant, at (202) 942-
1982
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director


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